Exhibit 99.1

ALLOT COMMUNICATIONS LTD.

SUPPLEMENT TO THE
PROXY STATEMENT FOR THE
2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

This Supplement relates to the Notice of the 2017 Annual Meeting of Shareholders of Allot Communications Ltd. (the “Company”) to be held on April 27, 2017 (the “Meeting”), as well as the proxy statement (the “Proxy Statement”) for the Meeting, which we filed with the Securities and Exchange Commission on March 29, 2017 and proxy card which we commenced mailing to our shareholders on March 29, 2017. On April 5, 2017, we received a request from shareholders jointly holding approximately 2.5% of the Company's outstanding shares, as of the record date for the Meeting, that the following proposed resolution be added to the agenda for the Meeting:

“RESOLVED, to elect Pedro Vazquez as a Class I director, to serve until the 2019 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.”

In accordance with the provisions of the Israel Companies Law, 5759-1999, because the requesting shareholders hold in the aggregate more than 1% of the Company’s issued and outstanding ordinary shares, we are required to add this proposed resolution to the agenda for the Meeting, which we are doing by means of this supplement (the “Supplement”). Except as provided in this Supplement, we are not amending or revising the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Our Board of Directors (the “Board”) considered the proposed resolution and concluded that it is not in the best interests of the Company and our shareholders, for the following reasons:

•
The Board functions effectively and efficiently, and adding nominees proposed by relatively minor shareholders would adversely affect the ability of the Board to best serve the interests of all shareholders.  The Board’s nominees are experienced and knowledgeable individuals who are deeply committed to balancing the interests of all shareholders and who offer an appropriate combination of stability and innovation.  The Company’s independent compensation and nominating committee and its majority independent Board carefully vetted each of the Company’s nominees and concluded that they were suitable to lead the Company, build good corporate governance and exercise proper oversight of management.  Following the Meeting, assuming the election of all of the Company’s nominees, our Board will consist of seven members, six of whom will be independent under the listing standards of The Nasdaq Stock Market.

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The proposing shareholders have provided no explanation why they made their proposal, why they believe that the election of their nominee is in the best interests of the Company and our shareholders, and why they believe that the election of their nominee will contribute to the functioning of the Board.

•
The proposing shareholders have not provided detailed information regarding the proposed nominee that would allow the Board and the Company’s independent compensation and nominating committee to evaluate his qualifications and suitability.

•
If the proposing shareholders and the nominee were seeking to act in the best interests of the Company and our shareholders, the Board would have expected them to have contacted the Company earlier to discuss the proposal and seek to work on a cooperative basis.

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As set forth in the Proxy Statement, the Board is already proposing a nominee (Mr. Nadav Zohar) to fill the current vacant Class I directorship, and does not believe it necessary or beneficial to add an additional member of the Board at this time.

Accordingly, our Board unanimously recommends that you vote AGAINST the adoption of the foregoing resolution.

Enclosed please find a revised proxy card for the Meeting, which includes a place to vote on the new proposed resolution. Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, please sign, date and mail the enclosed proxy card in the envelope provided,  in accordance with the instructions on your proxy card (if you hold your shares in street name and the proxy card allows this), or vote through the Israel Securities Authority’s electronic voting system.

Sincerely,

/s/ Yigal Jacoby
Yigal Jacoby
Chairman of the Board of Directors

Hod Hasharon, Israel
April 12, 2017